SECURITIES [barcode] ON

07002768

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.H. Haynes & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 19th Floor.
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amanda Haynes-Dale (212) 826-2909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2007 WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

OATH OR AFFIRMATION

I Amanda Haynes-Dale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.H. Haynes & Co., Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public 2/15/07

CONSTANCE PRESS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01PR4821679
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES NOVEMBER 30, 20_10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. H. HAYNES & CO., INC.

600 LEXINGTON AVENUE
19TH FLOOR
NEW YORK, N.Y. 10022
(212) 826-2909 / TEL
(212) 826-2419 / FAX

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

****

A.H. Haynes Co., Inc.
Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	73,461
Deposit with clearing organization (consisting of securities with a market value of $170,787)		170,787
Receivable from broker-dealers		3,393
Investment in partnership		151,423
Advances to stockholder		973,661
Furniture and fixtures (net of accumulated depreciation of $1,518)		9,808
Other assets		100,711
Total assets	**$**	**1,483,244**
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilites	$	120,536
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding stated as		10,000
Retained earnings		1,352,708
Total stockholder's equity		1,362,708
Total liabilities and stockholder's equity	**$**	**1,483,244**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

A.H. Haynes & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates as an introducing broker principally under a clearance agreement with another broker-dealer (clearing broker), who assumes and maintains the accounts of the Company's customers. The Company transacts its business with customers located throughout the United States.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions are recorded as follows: commission income, commission expenses and management fees are recorded on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than on a trade-date basis is deemed to be immaterial.

Marketable securities are valued at market value.

Investment in Partnership

The Company invests in an investment partnership ("IP") and carries its investment at the estimated fair value using the underlying value of the net assets of the IP. The change in fair value is treated as income (loss) on the statement of income.

Furniture and Fixtures

Furniture and fixtures is stated at cost less accumulated depreciation. Depreciation of furniture and fixtures is computed using both straight line and accelerated methods over the estimated useful lives of the related assets.

Income Taxes

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, pays New York State income tax at the minimum rate. The stockholder is required to report separately her distributive share of the Company's income or loss to federal and state tax authorities. New York City, however, does not recognize S Corporation status, and therefore, the Company is taxed at regular corporation tax rates.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of less than three months when purchased to be cash equivalents.

3. **Clearance Agreement**

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

4. **Commitments**

The Company is renting its premises on a month-to-month basis at a monthly rate of $4,383. In addition, the Company is subletting a portion of its premises to others, on a month-to-month basis, at a monthly rate of $1,944.

5. **Related Party**

The Company received management fees during the year ended December 31, 2006 from transactions with companies affiliated through common ownership.

Advances to the Company's sole stockholder, amounting to approximately $970,000, are non-interest bearing and due on demand.

6. **Employee Retirement Plans**

The Company sponsors a defined contribution retirement plan covering all its full-time employees who have attained the age of 21. The required contribution to the plan is 25% of employee compensation up to statutory limits.

7. **Net Capital Requirements**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000 or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2006, the Company had net capital of $83,290 which was $75,254 in excess of its required net capital of $8,036. Aggregate indebtedness at December 31, 2006 was $120,536. The ratio of aggregate indebtedness to net capital was 1.45 to 1.

8. Off-Balance-Sheet Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Members
A.H. Haynes & Co., Inc.

We have audited the accompanying statement of financial condition of A. H. Haynes & Co. (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of A.H. Haynes & Co., Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 23, 2007

A. H. HAYNES & CO., INC.

600 LEXINGTON AVENUE
19TH FLOOR
NEW YORK, N.Y. 10022
(212) 826-2909 / TEL
(212) 826-2419 / FAX

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

****

END